EXHIBIT 15.2

        Luxottica Group's Annual Ordinary Meeting Approves €0.21 Cash Dividend for Fiscal Year 2003

        Milan, Italy, June 17, 2004—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that at the Company's Annual Ordinary Meeting held today in Milan, Italy shareholders approved the payment of a cash dividend for fiscal year 2003 of €0.21 per ordinary share, or €0.21 per American Depositary Share (ADS) (one ADS represents one ordinary share). Last year, shareholders received a cash dividend for fiscal year 2002 of €0.21.

        The cash dividend will be paid to holders of record of ADRs as of June 23, 2004, and to holders of record of ordinary shares as of June 18, 2004. The ex-dividend date, for both holders of ordinary shares and ADRs, will be June 21, 2004. The dividend will be paid in Euro to holders of ordinary shares on June 24, 2004. The Bank of New York, depositary of Luxottica Group's ordinary shares represented by ADSs, will make the dividend payable in U.S. Dollars to ADR holders on July 1, at the Euro/U.S. Dollar exchange rate as of June 24, 2004.

        The Company also noted that the €0.21 cash dividend is a gross amount and that ADR holders will be subject to a 27 percent substitute tax rate. Additionally, those ADR holders who reside for tax purposes in Italy or in countries that have a bilateral tax treaty with Italy are encouraged to promptly contact the Company or the ADR Department of The Bank of New York to inquire about the correct procedure to claim the reimbursement of the difference between the above mentioned 27 percent substitute tax rate and the withholding tax prescribed under the treaty of their country of residence. The substitute tax on dividends paid to U.S. residents is 15 percent.

        Luxottica Group also announced that at the Company's Extraordinary Meeting held today shareholders approved amendments to the Company's by-laws which make them consistent with Legislative Decree N° 6/2003 of the Italian Corporate Law.

        About Luxottica Group S.p.A.

        Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

        In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette™ and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of €2,824.6 and €267.3 million. Additional information on the company is available on the web at www.luxottica.com.

Company Contacts

Sabina Grossi Director, Investor Relations	Alessandra Senici Investor Relations
Luca Biondolillo Director, Corporate Communications
Email: Investorrelations@luxottica.com Tel.: +39 (02) 8633-4665

In the U.S.

Breakstone & Ruth International
Alexander Fudukidis- ENDS -
Email : afudukidis@breakstoneruth.com
Tel.: +1 646-536-7012